UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-12014

POWERSECURE INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

1609 Heritage Commerce Court

Wake Forest, North Carolina 27587

(919) 556-3056

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $.01 par value – 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, PowerSecure International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 19, 2016	By:	/s/ Eric Dupont
	Name:	Eric Dupont
	Title:	Executive Vice President and Chief Financial Officer